SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 7)*

Protara Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74365U107

(CUSIP Number)

David Clark

Elliot Press

Deerfield Mgmt, L.P.

345 Park Avenue South, 12th Floor

New York, New York 10010

(212) 551-1600

With a copy to:

Mark D. Wood, Esq.

Jonathan D. Weiner, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 5, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 14 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Cusip No. 74365U107	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

Cusip No. 74365U107	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

Cusip No. 74365U107	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

Cusip No. 74365U107	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

Cusip No. 74365U107	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

Cusip No. 74365U107	Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

Cusip No. 74365U107	Page 8 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

Cusip No. 74365U107	Page 9 of 14 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 7 (this “Amendment”) to Schedule 13D amends the Schedule 13D (as previously amended, the “Schedule 13D”) filed by (i) Deerfield Mgmt, L.P. (“Deerfield Mgmt”), (ii) Deerfield Management Company, L.P. (“Deerfield Management”), (iii) Deerfield Mgmt III, L.P. (“Deerfield Mgmt III”), (iv) Deerfield Special Situations Fund, L.P., (v) Deerfield Partners, L.P. (“Deerfield Partners”), (vi) Deerfield Private Design Fund III, L.P. (“Deerfield Private Design Fund III”), (vii) Deerfield Private Design Fund IV, L.P. (“Deerfield Private Design Fund IV”), (viii) Deerfield Mgmt, L.P. (“Deerfield Mgmt IV”), (ix) James E. Flynn (“Flynn” and, collectively with Deerfield Mgmt, Deerfield Management, Deerfield Mgmt III, Deerfield Partners, Deerfield Private Design Fund III, Deerfield Private Design Fund IV and Deerfield Mgmt IV, the “Reporting Persons”) and certain other persons, with respect to the securities of Protara Therapeutics, Inc. (formerly known as ArTara Therapeutics, Inc.), as amended by Amendment Nos. 1, 2, 3, 4, 5 and 6 to the Schedule 13D filed on August 4, 2017, August 22, 2017, December 4, 2017, November 8, 2019, November 14, 2019 and January 17, 2020, respectively. Deerfield Partners, Deerfield Private Design Fund III and Deerfield Private Design Fund IV are collectively referred to herein as the “Funds.”

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

This Statement on Schedule 13D relates to the shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Protara Therapeutics, Inc. (formerly known as ArTara Therapeutics, Inc.), a Delaware corporation (the “Company”). The address of the Company's principal executive office is 1 Little West 12th Street, New York, NY 10014.

Item 5. Interests in Securities of the Issuer

Items 5(a), (b), (c) and (e) of the Schedule 13D are hereby amended and restated as follows:

(a)

(1) Deerfield Partners

Number of shares: 0

Percentage of shares: 0%

(2) Deerfield Private Design Fund III

Number of Shares: 0

Percentage of Shares: 0%

(3) Deerfield Private Design Fund IV

Number of Shares: 0

Percentage of Shares: 0%

(4) Deerfield Mgmt

Number of shares: 0

Percentage of shares: 0%

(5) Deerfield Mgmt III

Number of Shares: 0

Percentage of Shares: 0%

(6) Deerfield Mgmt IV

Number of Shares: 0

Percentage of Shares: 0%

(7) Deerfield Management

Number of shares: 0

Percentage of shares: 0%

(8) Flynn

Number of shares: 0

Percentage of shares: 0%

(b)

(1) Deerfield Partners

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 0

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 0

(2) Deerfield Private Design Fund III

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 0

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 0

(3) Deerfield Private Design Fund IV

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 0

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 0

(4) Deerfield Mgmt

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 0

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 0

(5) Deerfield Mgmt III

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 0

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 0

(6) Deerfield Mgmt IV

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 0

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 0

(7) Deerfield Management

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 0

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 0

(8) Flynn

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 0

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 0

Flynn is the sole member of the general partner of each of Deerfield Mgmt, Deerfield Mgmt III, Deerfield Mgmt IV and Deerfield Management.  Deerfield Mgmt is the general partner of Deerfield Partners. Deerfield Mgmt III is the general partner of Deerfield Private Design Fund III. Deerfield Mgmt IV is the general partner of Deerfield Private Design Fund IV. Deerfield Management is the investment manager of each of Deerfield Private Design Fund III, Deerfield Partners and Deerfield Private Design Fund IV.

(c) Transactions in the Common Stock effected by the Reporting Persons in the last sixty (60) days are set forth on Schedule A to this Amendment. On January 5, 2021, the Reporting Persons sold an aggregate of 750,069 shares of Common Stock in a privately negotiated block trade at a sales price of $21.00 per share. All other transactions reflected in Schedule A to this Amendment were effected in open market transactions on the Nasdaq Global Market in the ordinary course of the applicable Reporting Person’s business.

(e) As of January 5, 2021, each of the Reporting Persons ceased to beneficially own more than five percent of the Common Stock.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2021

DEERFIELD MGMT, L.P.

By: J.E. Flynn Capital, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MGMT III, L.P.
By: J.E. Flynn Capital III, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MGMT IV, L.P.
By: J.E. Flynn Capital IV, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD PARTNERS, L.P.

By: Deerfield Mgmt, L.P., General Partner
By: J.E. Flynn Capital, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND III, L.P.
By: Deerfield Mgmt III, L.P., General Partner
By: J.E. Flynn Capital III, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND IV, L.P.
By: Deerfield Mgmt IV, L.P., General Partner
By: J.E. Flynn Capital IV, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.
By: Flynn Management LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact

Schedule A

Reporting Person	Date	Number of Shares Sold	Price per Share ($)	Price Range ($)**
Deerfield Partners, L.P.	1/4/2021	14,940	24.4854*	24.02 - 25.00
Deerfield Private Design Fund III, L.P.	1/4/2021	914	24.4854*	24.02 - 25.00
Deerfield Private Design Fund IV, L.P.	1/4/2021	16,747	24.4854*	24.02 - 25.00
Deerfield Partners, L.P.	1/5/2021	343,737	21.00
Deerfield Private Design Fund III, L.P.	1/5/2021	21,030	21.00
Deerfield Private Design Fund IV, L.P.	1/5/2021	385,302	21.00

* Price per share reported is a weighted average price. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the “Price Range” column of this Schedule A.

** The shares were sold in multiple transactions at prices within the price range indicated (unless otherwise indicated).